UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-9692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.

One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563

(Address of principal executive office and zip code)

(630) 798-8800

(Registrant’s telephone number, including area code)

REQUIRED INFORMATION

Attached hereto are the Tellabs 401(k) Plan audited financial statements for the plan year ended December 31, 2007 and 2006, and supplemental schedule (assets held at end of year) for the fiscal year ended December 31, 2007. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because the conditions under which they are required are not present.

TELLABS 401(k) PLAN

YEARS ENDED DECEMBER 31, 2007 AND 2006

Note:	All other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Tellabs 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Tellabs 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois
June 26, 2008

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
Assets
Investments, at fair value:
Investments held in the Tellabs 401(k) Trust	$446,524,864	$416,263,920
Participant loans	4,592,551	4,331,707

Total Investments	451,117,415	420,595,627

Employer contributions receivable	5,945,286	6,369,820

Net Assets Available for Benefits	$457,062,701	$426,965,447

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF CHANGES IN

NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions
Contributions:
Employer	$15,432,311	$15,820,109
Participants	23,418,132	23,031,413
Rollover	1,335,472	2,878,085

	40,185,915	41,729,607
Plan’s interest in net investment gain from the Tellabs Advantage Program (Master Trust)	—	30,483,685
Net appreciation in fair value of investments held in the Tellabs 401(k) Trust	18,560,182	1,274,908
Interest and dividends	7,690,404	5,575,667
Interest on participant loans	351,874	267,461

Total additions	66,788,375	79,331,328

Deductions
Benefits paid to participants	(36,689,421)	(34,474,374)
Forfeitures	(1,700)	880

Total deductions	(36,691,121)	(34,473,494)

Net increase before plan transfers	30,097,254	44,857,834
Net assets transferred from other plan	—	56,963,625

Net increase after plan transfers	30,097,254	101,821,459
Net assets available for benefits:
Beginning of year	426,965,447	325,143,988

End of year	$457,062,701	$426,965,447

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	Description of Plan:

The following description of the Tellabs 401(k) Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc. sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participated in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan until April 3, 2006. Effective April 3, 2006, the Master Trust was dissolved and The Tellabs 401(k) Plan Trust and the Tellabs Retirement Plan Trust were established as successor trusts to the Master Trust. Effective April 3, 2006, the name of the Plan was changed from the Tellabs Profit Sharing and Savings Plan to the Tellabs 401(k) Plan. Effective April 3, 2006, all Money Purchase Pension Plan assets of the Retirement Plan were transferred to and made a part of the Tellabs 401(k) Plan.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	Description of Plan (Continued):

b.	Contributions

Participants may elect to contribute, on a before-tax basis, between 1% and 50% of their eligible annual compensation. For 2007 and 2006, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% of the participant’s eligible compensation for the year (the Matching Contribution). Participants can direct the Matching Contributions into any of the investment funds.

Effective July 1, 2003, a Discretionary Company Contribution was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company. The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested. In 2007 and 2006, the Board of Directors declared a 2% Discretionary Company Contribution for the year.

c.	Participants’ Accounts

The Plan administrator maintains a recordkeeping account in the name of each participant, which reflects the participant’s share of the Employer contributions (Matching Contribution and Discretionary Company Contributions), participant contributions, and the participant’s share of earnings or losses of the respective investment funds.

d.	Vesting

Participants are immediately vested in their contributions and Matching Contributions and Discretionary Company Contributions, plus actual earnings thereon.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	Description of Plan (Continued):

e.	Participant Loans

Participants may generally borrow from their Plan accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

f.	Payment of Benefits

If the participant’s vested account balance does not exceed $1,000, the participant’s vested account balance will be distributed in a lump-sum payment. Upon termination of service, retirement, disability, or death, participants may receive a lump-sum amount equal to the vested value of their accounts. Participants who have accounts that contain amounts transferred from the Tellabs Retirement Plan will have such portion of their accounts distributed in an annuity purchased from an insurance company, unless another form of benefit is elected in accordance with the Plan. Benefits are recorded by the Plan when paid.

g.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants are 100% vested in their accounts; therefore the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

b.	Investment Valuation

The Plan’s beneficial interest in the Trust represents the Plan’s share of the Trust’s investments stated at fair value. The shares of registered investment companies and common stock are valued at quoted market prices, which represent the net asset values of shares held by the Trust at year-end. The market value for short-term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Guaranteed Investment Contracts (GIC)

For the year ended December 31, 2006 and succeeding years, the Plan has adopted the provisions of FASB Staff Position numbers AAG Inv-1 and SOP 94-4-1 (“FSP”) for the investment held in the Guaranteed Income Fund. The FSP affirms contract value accounting for fully benefit-responsive investment contracts and also requires new financial statement standards – (i) fair value disclosure, and (ii) enhanced footnote disclosures, as discussed below.

Under the provision of the group annuity insurance contract, participants may ordinarily direct permitted withdrawal or transfers of all or portion of their account balance at contract value within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract value is affected directly by the Plan activities. The repayment of principal and interest credited to participants is a financial obligation of the contract issuer. Given these provisions, the contract is considered to be benefit responsive.

The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. There are not any specific securities in the general account that back the liabilities of the contract. The contract is not a traditional GIC, and as a result, the fair value amount is equal to the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the contract regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

2.	Summary of Significant Accounting Policies (Continued):

c.	Guaranteed Investment Contracts (GIC)

When establishing interest crediting rates for the contract, the issuer considers many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio with the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

The average yield information is as follows:

Average Yield Earned by the Plan	3.65%
Average Yield Credited to Participants	3.65%
Earned Yield less Credited Yield	0.00%

The average earnings yield is calculated by dividing the earning credited to the Plan on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. For this contract, no adjustment is required to mediate between the average earnings credited to the Plan and the average earnings to the participants.

Generally, there are no events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

d.	Administrative Costs

i)	Investment Fees: The funds offered by the Plan have investment fees associated with each fund which are determined by the fund manager. The expense ratio for each fund is reflected in the prospectus information available to participants.

ii)

Recordkeeping Fees: The Company has contracted with Prudential to provide recordkeeping services for the Plan for a fee of 15 basis points of the Plan assets (“Plan Recordkeeping Fee”). Currently, the Plan Recordkeeping Fee is being paid through the 12(b)1 revenue (fee charged

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

2.	Summary of Significant Accounting Policies (Continued):

by mutual funds for activity in connection with distribution of fund’s shares) and other revenue credited back to the Plan by the various funds (“Fund Credits”). Currently, the Fund Credits are sufficient to cover the Plan Recordkeeping Fee. In the event Fund Credits are not sufficient to cover Plan Recordkeeping Fees, the Plan allows (1) the Company to pay such fee or (2) to charge to participants for such fee. The Company does not currently anticipate a recordkeeping charge to participants to cover the Plan Recordkeeping Fee. Fund Credits in excess of the recordkeeping fees are kept in a Plan account for ERISA eligible expenses such as education and communications. In addition to the Fund Credits, the Company negotiated a fixed amount which increases in accordance with a formula based on Plan assets that Prudential agreed to contribute to the ERISA eligible account. Near the end of the Plan Year, the Plan administrator will evaluate the amount in the ERISA eligible account and determine whether such funds should be credited to Participant accounts. In addition to the Plan Recordkeeping Fees, participants will be charged a $50.00 loan origination fee for new loans and a $0.033 trading fee for each share of Tellabs, Inc. Common Stock that a participant buys or sells in the Plan.

iii)	Other Administrative Fees: Certain expenses including audit fees, investment advisory fees and material costs are charged to the Plan. All other administrative costs not paid by the Plan are absorbed by the Company.

e.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

2.	Summary of Significant Accounting Policies (Continued):

f.	Risks and Uncertainties

The Trust that holds the Plans assets invests in various securities including Company stock, equity and fixed income mutual funds, and short-term investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

g.	New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Measurements. This statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS No. 157 was effective and will be adopted by the Plan as of January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact to the Plan.

3.	Investments:

Effective April 3, 2006, the Plan’s investments are held in The Tellabs 401(k) Plan Trust administered by Prudential Bank and Trust. Participants have the option of investing all or a portion of their accounts, other than their Money Purchase assets, in any of the investment fund options offered by the Plan. Money Purchase assets may be invested in any of the investment fund options except the Tellabs, Inc. common stock. Investments held in Tellabs, Inc. common stock and the Prudential Guaranteed Income Fund represent parties in interest to the Plan.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

3.	Investments (Continued):

On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds. The following table presents the fair value of investments held at December 31, 2007 and December 31, 2006:

	2007		2006
Investments at fair value as determined by quoted market price
Registered investment company funds:
Fidelity Contra Fund	$104,788,072	*	$89,886,317	*
American Funds Group – EuroPacific Growth Fund	72,829,395	*	59,257,769	*
Vanguard Windsor II	49,507,692	*	45,504,057	*
Vanguard 500 Index Fund	—		44,905,563	*
Vanguard Institutional Index Fund	43,032,162	*	—
PIMCO Total Return Fund	31,956,039	*	28,471,811	*
Artisan Small Cap Value Fund	25,879,731	*	29,901,130	*
T Rowe Price New Horizons Fund	18,533,031		15,677,483
Lazard Emerging Markets Fund	16,237,343		6,691,301
Goldman Sachs Mid Cap Value Fund	7,175,206		4,482,463
DFA Real Estate Securities	2,715,747		4,825,362
Equity:
Tellabs, Inc. Common Stock	22,922,727	*	37,210,245	*

	395,577,145		366,813,501
Investments at estimated fair value
Guaranteed Investment Contract:
Prudential Guaranteed Income Fund **	50,947,719	*	49,450,419	*
Participant Loans	4,592,551		4,331,707

Total investments	$451,117,415		$420,595,627

*	Individual investment that represents 5% or more of the Plan’s assets.
**	Contract value is $50,947,719 in 2007 and $49,450,419 in 2006

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $18,560,182 as follows:

Registered Investment Companies (mutual funds)	$30,827,464
Equity (Tellabs Inc. common stock)	(12,267,282)

$18,560,182

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	Investment in Master Trust:

Prior to April 3, 2006, substantially all assets of the Plan and the Tellabs Retirement Plan were held in the Tellabs Advantage Program Master Trust (Master Trust). Effective April 3, 2006, the assets of the Master Trust were dissolved and transferred to the Tellabs 401(k) Plan Trust (401(k) Trust) and the Tellabs Retirement Plan Trust were established as successor trusts to the Tellabs Master Trust. Investment income (loss) is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust. The investment income of the Master Trust for the years ended December 31, 2007 and December 31, 2006 is summarized as follows:

	2007	2006
Interest and dividend income	$—	$425,188
Net realized and unrealized appreciation in fair value of investments:
Registered investment companies	—	13,777,769
Tellabs, Inc. common stock	—	18,470,005

Net appreciation in fair value of investments	—	32,672,962
Interest income – 401(h) account	—	99,590

	$—	$32,772,552

5.	Nonparticipant-Directed Investments:

Effective April 3, 2006, the limitation of movement of the Profit Sharing Contribution out of Tellabs, Inc. Stock was eliminated. Information about the net assets as of December 31, 2007 and December 31, 2006 and the significant components of the changes in net assets for the years then ended, relating to the nonparticipant-directed investments is as follows:

	2007	2006
Investments, at fair value:
Tellabs, Inc. Common Stock	$—	$—

Changes in net assets:
Net realized and unrealized appreciation in fair value of investments	$—	$2,570,771
Adjustment for elimination of restriction on nonparticipant-directed investments	—	(8,161,760)
Distributions	—	(173,454)
Interfund transfers	—	(9,755)

	$—	$(5,774,198)

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Concluded)

YEARS ENDED DECEMBER 31, 2007 AND 2006

6.	Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$457,062,701	$426,965,447
Amounts allocated to withdrawn participants	—	—

Net assets available for benefits per Form 5500	$457,062,701	$426,965,447

7.	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the 401(k) Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has not applied for a new determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2007

Identity of Issuer	Cost	Current Value
Registered Investment Companies
Fidelity Contra Fund	N/A	$104,788,072
American Funds Group – EuroPacific Growth Fund	N/A	72,829,395
Vanguard Windsor II	N/A	49,507,692
Vanguard Institutional Index Fund	N/A	43,032,162
PIMCO Total Return Fund	N/A	31,956,039
Artisan Small Cap Value Fund	N/A	25,879,731
T Rowe Price New Horizons Fund	N/A	18,533,031
Lazard Emerging Markets Fund	N/A	16,237,343
Goldman Sachs Mid Cap Value Fund	N/A	7,175,206
DFA Real Estate Securities	N/A	2,715,747

		372,654,418

Equities
Tellabs, Inc*. Common Stock	N/A	22,922,727

Other
Prudential* Guaranteed Income Fund	N/A	50,947,719
Participant loans (interest range 5.00% - 9.25%)	-0-	4,592,551

		$451,117,415

*	Represents a party in interest to the Plan

N/A – Cost information has been omitted, as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs 401(k) Plan

/s/ Thomas P. Minichiello
Thomas P. Minichiello
Vice President of Finance and Chief Accounting Officer
(Principal Accounting Officer)

June 26, 2008
(Date)

EXHIBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description
23	Consent of Washington, Pittman and McKeever, LLC